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               BULL & BEAR U.S. GOVERNMENT SECURITIES FUND, INC.

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                          PROXY STATEMENT FOR MEETING
                       OF KARPUS MANAGEMENT, INC. d/b/a
                         KARPUS INVESTMENT MANAGEMENT

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          This Proxy Statement is furnished in connection with a solicitation of proxies by Karpus Management, Inc. doing business as Karpus Investment Management ("KIM"), to be used at a Meeting of Shareholders of Bull & Bear U.S. Government Securities Fund, Inc. After reviewing the proxy statement, PLEASE TAKE THIS OPPORTUNITY TO SIGN AND RETURN THE BLUE PROXY CARD TO GEORGESON & COMPANY, WALL STREET PLAZA, NEW YORK, NEW YORK 10005. YOUR VOTE IS CRITICAL. KIM RECOMMENDS THAT YOU VOTE FOR KIM'S PROPOSALS A & B.

         A annual Meeting of Stockholders of Bull & Bear U.S. Government Securities Fund, Inc. (the "Fund") will be held at the offices
_______________________________, on __________ at ___ a.m. (the "Meeting").
KIM is soliciting proxies for the following purposes:

The Fund's Current Management has announced on August 17, 1998 that the Fund intends to invest up to 35% of its total assets in equity and other securities, commencing on October 19, 1998.

Karpus Management Inc., d/b/a Karpus Investment Management ("KIM"), the largest shareholder of the Fund opposes the addition of other security types in the Fund. Because of this opposition KIM is presenting the following proposals to the shareholders of the Fund.

KARPUS MANAGEMENT, INC. PROPOSES:

A. The Investment Management Agreement dated September 12, 1996, as the same may have been amended, extended or restated, between Bull & Bear Advisers, Inc. and Bull & Bear U. S. Government Securities Fund, Inc., shall be terminated promptly following the annual meeting of shareholders of the Fund at which this proposal is approved.

B. Karpus Investment Management (KIM) nominates Donald R. Chambers, Ph.D. in Finance, as its candidate elect to the Board of Directors.

         This Proxy Statement is furnished in connection with a solicitation of proxies by KIM to be used at the Meeting. Stockholders of record at the close of business on ____________, 1998 ("Record Date") are entitled to be present and to vote on matters at the Meeting. Stockholders are entitled to one vote for each Fund share held and fractional votes for each fractional Fund share held. Stockholders of the Fund will vote as a single class and will vote separately on each proposal. Shares represented by executed and unrevoked proxies will be voted in accordance with the specifications made thereon. If no instructions are given, such shares will be voted FOR Proposals A and B and on any other matter that may properly come before the Meeting. If the enclosed form or proxy is executed and returned, it nevertheless may be revoked by another proxy, or by letter, or telegram directed to the Fund, or to KIM c/o Georgeson & Company Inc., Wall Street Plaza, New York NY 10005 (fax no. 212-440-9955) which must indicate the stockholder's name. To be effective, such revocation must be received prior to the Meeting. In addition, any stockholder who attends the Meeting in person may vote by ballot at the Meeting, thereby canceling any proxy previously given. As of the Record Date, the Fund had _____________ shares of common stock issued and outstanding.

                             (page 6 of 15 Pages)

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         It is estimated that this proxy statement and proxy voting card will be mailed to stockholders of record on or about____________________, 1998. The Fund's principal executive offices are located at 11 Hanover Square, New York, New York 10005. Copies of the Fund's most recent Annual and Semi-Annual Reports are available without charge upon written request to the Fund at 11 Hanover Square, New York, New York 10005 or by calling toll-free 1-888-847-4200. Bull & Bear Advisers, Inc. (the "Investment Manger"), located at 11 Hanover Square, New York, New York 10005 is the Fund's investment manager.

A. The Investment Management Agreement dated September 12, 1996, as the same may have been amended, extended or restated, between Bull & Bear Advisers, Inc. and Bull & Bear U. S. Government Securities Fund, Inc., shall be terminated promptly following the annual meeting of shareholders of the Fund at which this proposal is approved.

         KIM is proposing the termination of the management contract and the advisory contract of Bull & Bear Advisers, Inc. with the Fund due to inferior investment performance and uncontrolled expenses. KIM believes that the Fund has generated inadequate investment returns for shareholders. At a Special Meeting of the Shareholders of the Fund held on September 19, 1996, Fund management recommended the conversion of the Fund from an open-end format to closed-end format. This was subsequently approved by the shareholders and the Fund began trading in closed-end format on the American Stock Exchange on October 4, 1996. From October 4, 1996 through and including September 30, 1998 shares of the Fund have experienced a 8.47% price decline. The market price on October 4, 1996 was $14.75 per share, whereas the September 30, 1998 market price was $13.50 per share. (Based on closing prices.) The total return of the Fund including dividends being reinvested in shares equaled an annual equivalent of 1.6932% (10/4/96 through 9/30/98). During this same time period the Merrill Lynch 1-10 Year U.S. Government Index generated an annualized return of 8.919%.

         The net asset value of the Fund has also seriously underperformed appropriate market indices. As computed on Bloomberg Analytics, the simple price appreciation or depreciation (net change in price) of the NAV of the Fund, which does not include dividends being reinvested, from February 7, 1997 (this is the first reported NAV to Bloomberg) to October 2, 1998 equaled 1.0565% annual equivalent. ( Annual equivalent is the annual representation of a securities yield which pays interest more than once a year.)

         As reported in The Wall Street Journal on June 30, 1998 according to Lipper Analytical Services, Inc., Bull & Bear U.S. Government Securities Fund. Inc. ranked in the BOTTOM 10 PERFORMERS IN THE CLOSED-END BOND CATEGORY.

                             (page 7 of 15 Pages)

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         Bull & Bear U.S. Government Securities Fund, Inc.'s net asset value return (with dividends being re-invested in the security) from June 30, 1997 to June 30, 1998 was reported to be 5.40% which was the last place performance out of 118 closed-end bond funds in the Wall Street Journal Quarterly Closed-End Funds Review, published on July 6, 1998. (This included categories of U.S. Gov't Bond Funds, U.S. Mortgage Bond Funds, Investment Grade Bond Funds, Loan Participation Funds, High Yield Bond Funds, and Other Domestic Taxable Bond Funds.)

          Management of the Fund, in the opinion of KIM, should not invest up to 35% of the assets of the Fund in equity and other securities. It is the opinion of KIM that Management has consistently recommended changes to the Fund that have been to the detriment of the Shareholders. This is the same Management that recommended converting the Fund to closed-end format which resulted in the shares selling at a discount to the net asset value. Without changing the Fund's fundamental policy of investing in securities backed by full faith credit of the United States, direct obligations of the United States, Treasury Bills, Notes, Bonds, and certain agencies such as the Government National Mortgage Association, the Fund believes they can invest up to 35% of the assets of the Fund in a equity securities without approval of the shareholders. KIM BELIEVES THE ADDITION OF EQUITIES AND OTHER SECURITIES TO THE FUND IS A POLICY THAT WILL NOT BENEFIT THE SHAREHOLDERS.

            The 8% distribution policy adopted by the Fund is eroding the net asset value of the Fund. The 8% distribution policy pays dividends to the shareholders equaling 2% of the net asset value of the fund on a quarterly basis. This dividend is to be comprised of any interest earned, dividends received, and if this is not sufficient to equal 2%, then the balance is to be return of principal. The Fund is giving shareholders their own money back, giving the illusion of profitable operations. As of June 30, 1998 the Fund had returned to holders $0.42 per share in distributions from paid in capital. This means that the shareholders are getting their own money back.

         Shareholders should not entrust management of the Fund to implement the addition of equity and other securities to the Fund, as the Fund's advisor has achieved dismal investment results in other areas also. Every fund that owns stocks and other investments listed in the Wall Street Journal (Monday, October 5, 1998) under Bull & Bear Group, the Adviser, has generated negative returns year-to-date, for the latest four weeks and latest twelve months. According to the Lipper Analytical Services, Inc. published in the Wall Street Journal of August 28, 1998 all three of the open-end mutual funds managed by Bull & Bear Group that contain stocks and other investments performed in the bottom 20% for 1 year, 3 years, and 5 year periods of time.

         KIM opposes the addition of equity and other securities.

         KIM believes that it is the best interest of the Fund to seek another manager and adviser that rank amongst the top quartile of fixed income managers by a nationally recognized services. The manager should be open to recommending the open-ending the Fund, may consider merging the Fund with another fund of similar characteristics, will consider share repurchase programs and initiate tender offers.

                             (page 8 of 15 Pages)

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         KIM RECOMMENDS THAT SHAREHOLDERS TERMINATE THE INVESTMENT MANAGEMENT
AGREEMENT OF THE INVESTMENT MANAGER OF THE FUND.

                              VOTE FOR PROPOSAL B

KIM'S PROPOSAL B.

B. Karpus Investment Management (KIM) nominates Donald R. Chambers, Ph.D. in Finance, as its candidate-elect to the Board of Directors.

         KIM is proposing the election of Donald R. Chambers, Ph.D. because shareholders of Fund are entitled to an independent Director who will be dedicated to increasing shareholder value.

         Poor performance and outrageous expenses can no longer be tolerated. Poor performance and high expenses raise certain issues of concern to the shareholders.

         a. Why are they receiving such sub-par investment results?

         b. Why, for the year ending June 30, 1998, were the expenses $641,257 (net expenses of $634,993) as compared to $239,566 for the FULL fiscal year ending June 30, 1997?

          The expense ratio for the Fund for the year ended June 30,1998 equaled 5.77% according to the Fund's annual statement listed under "Financial Highlights". According to the Wall Street Journal Mutual Fund Listing the Fund ranks in the worst 1% of all open or closed end funds in its' expense ratio. High expenses are depriving the shareholders of additional returns. Someone must put a stop to "open-pocket" spending of the shareholder money.

         Dr. Chambers, as a member of the Board, will effectively monitor the expenses within the Fund and initiate the necessary steps to reduce operating costs. Dr. Chambers, will provide another opinion to the Board and a new prospective.

         According to Lipper Analytic Services, Inc. BBG is identified as one of the worst performing bond funds in its investment category in 1997. Since BBG was converted to a closed end investment company effective October 4, 1996, its price has fallen from $14.75 to $13.50 on October 2, 1998. This price decline of 8.47% during a strong bull market supports our belief that converting BBG to a closed end investment company and poor management hurt the stockholders of BBG. The annualized return for this time period was -4.1209%. If a shareholder had reinvested dividends in the Fund they would have received a annualized return of 3.2755% for the time period.

                             (page 9 of 15 Pages)

         In further analyzing the Fund, the net asset value has continued to erode in the first nine months of 1998 (ended September 25, 1998) with a total return of 5.89% during this time period. The Lehman Aggregate Index (an appropriate benchmark to measure performance), had a total return of 8.32% for the same time period. This comparison is a clear indication of the Fund's poor performance. KIM believes that this inferior return should no longer be acceptable to shareholders.

         KIM BELIEVES THAT A CHANGE WITHIN THE BOARD IS NECESSARY TO SET THE FUND BACK ON A PROFITABLE INVESTMENT COURSE.

          KIM believes that Donald R. Chambers, Ph.D. will provide the insight and unbiased professionalism that will benefit shareholders by taking viable steps to manage the discount at which the Fund has historically traded. These steps could include proposing open-ending the Fund and share "buy backs" or tender offers.

         Donald R. Chambers is a consulting strategist for Karpus Management, Inc.

A vote for Donald R. Chambers, Ph.D., the KIM candidate, will be a vote for representing shareholder interest.

Donald R. Chambers, Ph.D., Finance

         DONALD R. CHAMBERS, Ph.D. in Finance, 42, has been the Walter E. Hanson/KPMG Peat Marwick Professor of Finance, Department of Economics and Business at Lafayette College, Easton, Pennsylvania, for the past five years. His Ph.D. is from the University of North Carolina at Chapel Hill, North Carolina.

         A senior portfolio strategist and consultant, Dr. Chambers serves as a consultant to the industry and government, having advised the Consumers Advocate's Office of the Commonwealth of Pennsylvania, AT&T, Allstate, Bank of New York, Chase Manhattan Bank and other major corporations.

         Among his publishing credits are The Journal of Financial Economics, The Journal of Cash Management, The Journal of Finance, The Journal of Futures Markets, The Journal of Financial and Quantitative Analysis and Financial Management. He is the author of the corporate finance textbook with Harper Collins entitled Modern Corporate Finance, Theory and Practice.

         Dr. Chambers' address is 3325 Abbey Court, Bethlehem,
Pennsylvania 18017

                             (page 10 of 15 Pages)

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ADDITIONAL PORTFOLIO SECURITIES

         Currently the Fund's portfolio is invested in U.S. Treasury Notes and Bonds, obligations of other U.S. Government agencies or instrumentalities, including inflation-index instruments, and money market instruments. This conservative portfolio maintains the highest possible credit quality. Pursuant to the Fund's announcement on August 17, 1998 of changes anticipated to commence on October 19, 1998, only 65% of the value of the total assets would be invested in U.S. Government Securities, obligations of other U.S. Government agencies or instrumentalities, including inflation-indexed instruments, and money market instruments. The Fund intends to invest up to 35% of the total assets of the Fund in equity and other securities. Previously the Fund has only invested in securities that are U.S. Government Securities, obligations of other U.S. Government agencies or instrumentalities, including inflation-indexed instruments, and money market instruments.

         KIM RECOMMENDS THAT SHAREHOLDERS TERMINATE THE ADVISORY AND MANAGEMENT CONTRACT OF THE MANAGER AND ADVISOR WITH THE FUND.

ALL OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

         KIM and the following advisory clients for whom it acts as investment adviser will bear the cost of soliciting proxies: Acra-Local 725 Pension Trust of Dade, Amalgamated Transit Union Local #1342, Cardinal American Corporation, Jeffrey I Cooper, Elderwood Affiliates, Inc. Retirement Plan, Seymour Fisher Marital Tr., Fish Furniture Profit Sharing Tr., The William and Estelle Golub Foundation, Inc., Hammer Lithograph Corp. Deferred Profit Sharing, Peter Russo, Trustee U/W William Henderson FBO F. Elizabeth, City of Hialeah Police Pension Fd., InterMetro Ind. Corp. Salaried Employees Pension Trust, James E. Morris IRA Rollover, Monro Muffler Brake, Inc. Retirement Plan, Painters Local 150 Annuity Fund, Plumbers & Pipefitters Local 138 Pension Fund, Roman Catholic Diocese of Syracuse, Inc., Sheet Metal Workers Local 46 Annuity Fund., Sheet Metal Workers Local 46 Pension Fund, YWCA of Rochester and Monroe County - Board Designated Fd., YWCA of Rochester & Monroe County - Endowment Fund, R. M. Blumenberg MD, M.L. Gelfand MD, P.A. Skudder MD Retirement Plan, John W. Brown Jr. IRA Rollover, Gateway-Longview Inc. Asset Management, Golub Corporation Employees Retirement Plan, Bull Bros. Inc. Employees Profit Sharing Plan, James Vazzanna, Patircia Vazanna & Michael Ray as Trustees for Andrew J. Kirch Charitable Remainder Trust U/Paragraph 7th of Will R. Edward Lodico IRA Rollover, Ronald and Judith Newman, and Siewert Equipment Co. Inc. Deferred Profit Sharing Plan. In addition to the use of the mails, proxies may be solicited personally, by telephone or by other means and such clients may pay persons holding Fund shares in their names or those of their nominees for their expenses in sending soliciting materials to their principals. Solicitations may be made by regular employees of KIM. In addition, KIM has retained Georgeson & Company Inc., Wall Street Plaza, New York, New York 10005 to solicit proxies on behalf of KIM for a fee estimated at $20,000 plus expenses. Additional costs and expenditures, including fees for attorneys, printing, and mailing are anticipated to be approximately $50,000. KIM intends to seek reimbursement from the Fund to itself and its advisory clients for some or all of their costs of solicitation.

                             (page 11 of 15 Pages)

         KIM has been advised by the Fund, which advice is applicable to proxies, as follows:

         If a proxy is properly executed and returned accompanied by instructions to withhold authority to vote, represents a broker "non-vote" (that is, a proxy from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote shares of the Fund on a particular matter with respect to which the broker or nominee does not have discretionary power) or is marked with an abstention (collectively "abstentions") the Fund's shares represented thereby will be considered to be present at the Meeting for purposes of determining the existence of a quorum for the transaction of business. Abstentions count for a majority to constitute a quorum, but do not count for a yes vote and broker "no" votes have the effect of a no vote.

         In the event that a quorum is not present at the Meeting, or if a quorum is present but sufficient votes to approve any of the proposals are not received, the persons names as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the meeting the following factors may be considered: the nature of the proposals that are the subject of the Meeting, the percentage of votes actually cast, the percentage of negative votes cast, the nature of any further solicitation, and the information to be provided to stockholders with respect to the reasons for the solicitation. Any adjournment will require the affirmative vote of a majority of those shares affected by the adjournment that are represented at the meeting in person or by proxy. A stockholder vote may be taken for one or more of the proposals in this Proxy Statement prior to any adjournment if sufficient votes have been received for approval. If a quorum is present, the persons named as management proxies will vote those proxies which they are entitled to vote "for" a Proposal in favor of adjournment, and will vote those proxies required to be voted "against" a Proposal against any adjournment. A quorum is constituted with respect to the Fund by the presence in person or by proxy of the holders of a majority of the outstanding shares of the Fund entitled to vote at the Meeting.

         The Fund's Management has alleged that KIM has damaged the Fund's trading market and violated Section 16 (b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. It is the belief of KIM, that the shareholder activities KIM has engaged in have helped support the market price of BBG and have in no manner damaged the Fund's trading market. KIM has repeatedly and vigorously denied these allegations, which are now pending before the United States District Court, Southern District, New York. KIM believes that the Fund's Management is using this action to deny KIM access to the shareholder list and records of the Fund, to force KIM to incur additional expenses and to discourage KIM from pursuing its rights as a stockholder on behalf of its clients. The Board of Directors of the Fund has continuously approved the Fund's outrageous legal expenses of $319,621 for the year ended June 30, 1998 in connection with these and related matters, according to the Fund's Annual Report of June 30, 1998.

                             (page 12 of 15 Pages)

Advance Notice Provision of the Fund

         Pursuant to Section 2.11 of the Fund's By-Laws, as amended June 23, 1998 KIM has submitted Proposal A to the Fund. The Proposal is submitted for action by the stockholders of the Fund at the Meeting in conformation to the provisions of Section 10.C. of the Investment Management Agreement dated September 12, 1996, between the Fund and Bull & Bear Advisers, Inc., as the same may have been amended, extended or restates (the "Agreement") , pursuant to Section 15 (a) (3) of the Investment Company Act of 1940, as amended.

            Cede & Co., the nominee of Depository Trust Co. (DTC) has brought this proposal on behalf of its principal. Citibank, N.A. and Chase Manhattan Bank have represented to Cede and Co. the nominee of Depository Trust Company that they intend, through their customer, KIM, to appear in person or by proxy at the annual meeting of the Fund to bring the aforementioned Proposal to such meeting.

         The Fund is contesting the Proposal as being submitted as untimely, and has petitioned the Securities and Exchange Commission to issue a "no action" position, so as to allow the Fund to exclude the proposal and not to mail KIM materials.

                       VOTE FOR BOTH OF KIM'S PROPOSALS

PLEASE VOTE THE BLUE PROXY CARD. IF YOU HAVE ANY QUESTIONS, WE URGE YOU TO CONTACT KIM TO DISCUSS ANY ISSUES WHICH MAY BE OF CONCERN. PLEASE CALL 800-646-4005 ANYTIME BETWEEN 8:30 A.M. AND 5:00 P.M.

         YOUR VOTE IS IMPORTANT, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE.

IF YOU NEED ASSISTANCE VOTING YOUR SHARES, PLEASE CONTACT OUR
PROXY SOLICITOR, GEORGESON & CO. AT  800-223-2064

                             (page 13 of 15 Pages)

                         KARPUS INVESTMENT MANAGEMENT
                         14A Tobey Village Office Park
                              Pittsford, NY 14534

Dear Fellow Bull & Bear U.S. Government Securities Fund Shareholders:

As the largest shareholder of Bull & Bear U.S. Government Securities Fund, Karpus Investment Management ("KIM") owner of approximately 16.1% of the outstanding shares of the Fund, believes you should be fully informed of recent changes to your Fund. Like KIM, many of you invested in the Fund for the purpose of earning fixed income on high-quality U.S. government securities. Now, without the approval of its shareholders, the Fund has decided to invest up to 35% of its assets in riskier debt and equity investments, such as common stock, ....., at a time when the stock market has become a perilous place.

This in not the first time management has proposed major changes in the Fund. In October 1996, management recommended, and shareholders approved, the Fund's conversion from an open-end to a closed-end mutual fund. The Fund's shares now trade at about a 10% discount to its current net asset value. This means that shares sold in the market today would be worth approximately 10% less than if the Fund had remained an open-end fund.

Both in September 1997 and in July 1998, the Fund, at shareholder expense, had preliminary proxy materials prepared and filed with the SEC to convert this U.S. Government Securities Fund into what, in our opinion, would have been a fairly risky balanced fund that may invest in corporate bonds, common stocks, commodities, options, futures, limited partnerships, etc. The Fund, after incurring these expenses, dropped these proposals that would have required our votes on the Fund's investment objectives.

The Fund then announced that it did not need our consent to invest 35% of the Fund's assets in the more volatile bond and stock markets beginning October 19, 1998.

Fellow shareholders, we need to protect ourselves and voice our opinion. We need to "fire" Bull & Bear Advisors, Inc. as the investment manager of our Fund.

Why?

The Fund has one of the worst performance records in its category, as well as one of the highest expense ratios in the industry (5.77%). Average expense ratios of bond funds range from .55% to 1.2%. From October 4, 1996 through June 26, 1998 the annualized return of the Fund equaled 0.0462% (including reinvested dividends). During the same period, the Merrill Lynch 1-10 year U.S. Treasury Index generated a 7.33% annualized return. Based on the Fund's failure as a fixed income fund in a rising bond market, how much confidence do you have in the Fund manager's ability to invest your money in a jittery stock market -- or in other more complex and riskier investments?

                             (page 14 of 15 Pages)

Bull & Bear's three open-end mutual funds, that are listed in the Wall Street Journal, that invest in stocks and other investments, are all losing between 15% and 24% year-to-date (9/30/98). I believe all three of these funds are also very poor performers. How could the Board of Directors, without our approval as shareholders, dictate to us they are going to invest our monies in stocks and other investments? Why would the Directors of the Fund pick Bull & Bear Advisors to manage equity and other investments in light of their poor performance record?

The Fund last year held its annual meeting in November, and to the best of our knowledge, the date of this year's annual meeting has not been scheduled.

This meeting may be the only chance to send the message and protect our investment. The replacement manager should be able to demonstrate top quartile investment performance, be dedicated to reducing fund expenses and be willing to take actions where we may be able to sell our shares at a 10% greater value.

To protect your investments, we urge you not to return any proxy card you may receive from Bull & Bear U.S. Government Securities Fund, Inc. ("the Fund") until you have received and reviewed proxy materials from Karpus Investment Management ("KIM").

PROTECT YOUR INVESTMENT. DO NOT VOTE ANY PROXY CARD YOU MAY RECEIVE FROM THE FUND UNTIL YOU HAVE HAD AN OPPORTUNITY TO CONSIDER KIM'S PROXY STATEMENT.

For further information, please contact George Karpus at 1-800-646-4005. Mr. Karpus is a principal of Karpus Investment Management ("KIM"), which owns 119,250 shares of the Bull & Bear U.S. Government Securities Fund, Inc. KIM has retained Georgeson & Company Inc. to solicit proxies in connection with this matter and will pay Georgeson a fee not to exceed $20,000 plus reasonable expenses.



-----------------------------
George W. Karpus, President

                             (page 15 of 15 Pages)